Russell Investment Funds

1301 Second Avenue, 18th Floor

Seattle, Washington 98101

May 19, 2016

VIA EDGAR CORRESPONDENCE

Megan Miller

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Russell Investment Funds (the “Registrant”) (File No. 811-05371)

Dear Ms. Miller:

This letter responds to comments you provided to Colleen Hoyt of Dechert LLP and me in a telephonic discussion on May 2, 2016 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant and its series (each, a “Fund”) relating to the fiscal year ended December 31, 2015. Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Responses to Comments

General Comments

1.	Comment:	Please file the Tandy representations via EDGAR correspondence.

	Response:	The requested representations will be made.

Form N-PX

2.	Comment:

The Staff notes that Form N-PX should be signed by the Registrant’s Principal Executive Officer, and that the most recent Form N-PX, filed on August 27, 2015, is signed by the Treasurer. Please file an amended Form N-PX with the Principal Executive Officer’s signature.

May 19, 2016

	Response:	The Registrant has filed an amended Form N-PX with the Principal Executive Officer’s signature.

Prospectuses

3.	Comment:

With respect to the Moderate Strategy, Balanced Strategy, Growth Strategy and Equity Growth Strategy Funds’ summary prospectuses, the footnote to the “Fee Waivers and Expense Reimbursements” line item in the “Annual Fund Operating Expenses” table includes a reference to “extraordinary expenses.” In light of Financial Accounting Standards Board (“FASB”) Update No. 2015-01, please consider defining what is meant by this term in future filings.

Response:

The Registrant notes that the footnote explains that the advisory fee waiver and expense reimbursement agreed to by Russell Investment Management Company (“RIMCo”) does not include reimbursement of extraordinary expenses. Registrant’s Advisory Agreement with RIMCo specifies that expenses payable by Registrant include “[e]xtraordinary expenses as may arise including expenses incurred in connection with litigation, proceedings, other claims, and the legal obligations of the Trust to indemnify its Trustees, officers, employees, shareholders, distributors, and agents with respect thereto.” The usage of the term “extraordinary expenses” in the footnote is intended to be consistent with the terms set forth in the Registrant’s Advisory Agreement with RIMCo. The Registrant will consider adding clarifying disclosure to this effect in future filings.

4.	Comment:

With respect to the Non-U.S. Fund’s summary prospectus, the “Principal Investment Strategies of the Fund” section discloses that the Fund may invest in derivatives and may suggest that the Fund’s investments in futures contracts would be limited to long positions. The Staff notes that the Schedule of Investments included in the Fund’s N-CSR filing for the period ended December 31, 2015 indicates that the Fund held short positions in futures contracts as of period-end. Please consider updating the “Principal Investment Strategies of the Fund” section of the Fund’s summary prospectus in future filings to reflect the Fund’s ability to invest in short derivative positions.

May 19, 2016

	Response:	The “Principal Investment Strategies of the Fund” section contains the following disclosure regarding the Fund’s investments in derivatives:

The Fund usually, but not always, pursues a strategy to be fully invested by exposing all or a portion of its cash to the performance of appropriate markets by purchasing equity securities and/or derivatives, which typically include index futures contracts and forward currency contracts. The Fund may use derivatives, including stock options, country index futures and swaps or currency forwards, to (1) manage country and currency exposure as a substitute for holding securities directly or (2) facilitate the implementation of its investment strategy.

The “Principal Investment Strategies” section of the Fund’s statutory prospectus further specifies that “RIMCo may also choose not to equitize all or a portion of the Fund’s cash or use the cash equitization process to reduce market exposure.” Accordingly, Registrant does not believe that the current disclosure suggests that the Fund may only invest in long derivative positions. However, the Registrant will consider adding disclosure regarding the Fund’s ability to invest in both long and short derivative positions in future filings.

5.	Comment:

With respect to the Core Bond Fund, the Staff notes that the “Financial Highlights” section of the Fund’s statutory prospectus reflects that the Fund had portfolio turnover rates of greater than 100% for the last five fiscal-year periods. Please explain why the Fund did not have disclosure regarding high portfolio turnover rates in its “Principal Investment Strategies” and “Risks” sections.

	Response:	The Registrant will consider adding this disclosure in future filings.

Comments to Form N-CSR

Schedule of Investments

6.	Comment:

The Staff notes that pursuant to FASB’s Accounting Standards Codification (“ASC”) 820, figures for derivative assets and liabilities should be reported on a gross basis. Please revise in future reports.

May 19, 2016

	Response:	The Registrant will incorporate this comment in future filings.

7.	Comment:

The Staff notes that certain Funds held real estate investment trusts (“REITs”) during the fiscal year ended December 31, 2015. Please consider adding disclosure to the Notes to the Financial Statements informing readers of the possibility that a portion of the distributions received from a REIT may be a combination of dividends, capital gains or return of capital.

	Response:	The Registrant will incorporate this comment in future filings.

8.	Comment:

The Staff notes that a footnote accompanying certain holdings on the Schedule of Investments states that “all or a portion of the shares of this security are held as collateral . . . .” Please confirm whether shares of these securities are held as collateral or pledged as collateral.

	Response:	The Registrant confirms that shares of these securities are pledged as collateral. The Registrant will clarify this language in future filings.

Statement of Assets and Liabilities

9.	Comment:

Please include a line below Total Liabilities on the Statement of Assets and Liabilities titled “Commitments and Contingencies” and include a parenthetical reference to the accompanying Notes to the Financial Statements where the commitments and contingencies of the Funds are discussed.

	Response:	To the extent a Fund has any commitments or contingencies that would be required to be disclosed, the Registrant will incorporate this comment in future filings.

Statement of Operations

10.	Comment:

The Staff notes that certain Funds engaged in securities lending during the period. Please update the caption to the “Securities Lending Income” line item to indicate that securities lending income is net income.

	Response:	The Registrant will incorporate this comment in future filings.

May 19, 2016

11.	Comment:	In accordance with Rule 6-07.7(a)(2) of Regulation S-X, please separately state the amount of a Fund’s realized gains from investments in securities of affiliated issuers, as applicable.

	Response:	The Registrant will incorporate this comment in future filings.

12.	Comment:	In accordance with Rule 6-07.7(b) of Regulation S-X, please separately state distributions of realized gains by other investment companies, as applicable.

	Response:	The Registrant will incorporate this comment in future filings.

Notes to Financial Statements

13.	Comment:	In the Notes to the Financial Statements, please consider disclosing a Fund’s ROCSOP adjustments – both quantitatively and qualitatively – if any.

	Response:	The Registrant will consider adding this disclosure to future filings.

14.	Comment:

In accordance with ASC 850, please describe the terms of the money manager agreements with respect to the Funds. For example, please include general disclosure on how the money managers are compensated.

	Response:	The Registrant will incorporate this comment in future filings.

May 19, 2016

Please call me at (206) 505-3544 if you have any questions.

Sincerely,

/s/ Jessica Gates
Jessica Gates
Assistant Secretary
Russell Investment Funds